April 13, 2005

via U.S. mail and facsimile

Mr. Robert F. Hull Jr., Chief Financial Officer
Lowe`s Companies, Inc.
1000 Lowe`s Blvd.
Moorseville, NC 28117

	Re:	Item 4.02 Form 8-K
	Filed:	February 23, 2005
	File No. 1-07898

Dear Mr. Hull:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

Form 8-K Filed on February 23, 2005

1.	Please amend your report to include the information required by
Item 4.02(a)(1) of Form 8-K relating to the date of the conclusion regarding non-reliance on the financial statements that you have identified.

2.	Please tell us when you intend to file restated financial
statements. We may have further comments after you file the restated financial statements.

*    *    *    *

      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your response to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Bret Johnson, Staff Accountant, at (202) 824-5478 or, in his absence, to the undersigned at (202) 824-5373.

							Sincerely,



							John Cash
							Accounting Branch Chief
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Mr. Robert F. Hull Jr.
April 13, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE